Exhibit 99.1

NOT FOR DISTRIBUTION IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE NOR A SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES, IN OR INTO THE UNITED STATES OR ANY OTHER JURISDICTION.

THE BONDS (AND UNDERLYING SHARES) MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ASM INTERNATIONAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PLANNED OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

ASM International raises €150 million from its offering of 6.5% convertible bonds due 2014

ALMERE, The Netherlands – 3 November, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) (“ASM” or the “Company”) is pleased to announce the pricing of its offering of €150 million principal amount of convertible bonds (the “Bonds”) due 2014 (the “Offering”).

The Company decided to exercise the increase option of €20 million. The Bonds will be convertible into new and/or existing shares of the Company (the “Shares”) and will carry a quarterly coupon of 6.5% per annum and an initial conversion price of €17.09.

ASM intends to use the proceeds of the Offering for general corporate purposes and to extend its debt maturity profile. In addition, the company intends to partially use the proceeds to buy back its outstanding convertible bonds due 2010 and 2011 on an ongoing basis, subject to the price for such repurchases being acceptable to the Company and in all cases, as permitted by applicable law and regulation. The Company is also considering additional measures to limit dilution to its existing shareholders from any conversions under the outstanding 2010 and 2011 convertible bonds.

The right to convert the Bonds into shares is subject to an extraordinary general shareholders’ meeting of the Company approving the grant of rights to subscribe for the full amount of common shares into which the Bonds may be converted in accordance with their terms, and to exclude the pre-emptive rights of common shareholders with respect to the granting of such rights. In the event that such approval is not obtained then the Company may elect to redeem the Bonds or alternatively the Bonds will be settled at the Company’s option with cash or shares on conversion until such time that the approval of common shareholders is obtained. To this end an extraordinary general meeting of shareholders will be called for 24 November 2009.

The Bonds will be issued and redeemed at 100% of their principal amount and, unless previously redeemed, converted or cancelled, will mature on the fifth anniversary of the issue, in 2014. The Company will have the option to call the Bonds after three years from issuance at the principal amount, together with accrued interest, if the market price of the shares deliverable on conversion of the Bonds exceeds 130% of the conversion price of the Bonds over a specified period.

The expected date of issue and settlement and delivery for the Bonds is November 6, 2009.

Application will be made by ASM for the Bonds to be listed and traded on the Luxembourg EuroMTF Market within 6 months post settlement of the Bonds.

Morgan Stanley & Co. International plc and Rabo Securities / KBC Financial Products are acting as Joint Bookrunners for the Offering. Rabo Securities is acting pursuant to a co-operation arrangement with KBC Financial Products.

About ASM

ASM International N.V. is a leading supplier of semiconductor process equipment in both front- and back-end markets. The Company possesses a strong technological base, state-of-the-art manufacturing facilities, a competent and qualified workforce and a highly trained, strategically distributed support network.

Each of ASM International’s major products are qualified for 300mm wafer processing. This and other leading-edge process and equipment developments provide ASM International with a strong position in the market.

ASM International and its subsidiaries provide production solutions for wafer processing, assembly and packaging of semiconductor devices through their facilities in the United States, Europe, Japan and Asia. The Company is headquartered in Almere, The Netherlands.

More information is available at www.asm.com

Important Notice

This is not an offer to sell, nor a solicitation of an offer to buy any securities and any discussions, negotiations or other communications that may be entered into, whether in connection with the terms set out herein or otherwise, shall be conducted subject to contract. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Morgan Stanley & Co. International plc, Rabo Securities and/or KBC Financial Products (the “Banks”) or by any of their respective officers, employees or agents as to or in relation to the accuracy or completeness of this document, any offering document, publicly available information on ASM or any other written or oral information made available to any interested party or its advisers and any liability therefore is hereby expressly disclaimed.

The offering of the Bonds will be subject to the condition that any offering of the securities completes and that the securities are issued. In particular, it should be noted that any such offering and formal documentation relating thereto will be subject to conditions and termination events, including those which are customary for such offerings. Any such offering will not complete unless such conditions are fulfilled and any such termination events have not taken place or the failure to fulfil such a condition or the occurrence of a termination event has been waived, if applicable. The Banks reserve the right to exercise or refrain from exercising their rights in relation to the fulfilment or otherwise of any such condition or the occurrence of any termination event in such manner as they may determine in their absolute discretion.

Neither the content of ASM’s website nor any website accessible by hyperlinks on ASM’s website is incorporated in, or forms part of, this announcement.

This document is not for distribution, directly or indirectly in or into the United States (as defined in Regulation S under the US Securities Act of 1933, as amended (the “US Securities

Act”)). This document is not an offer to sell securities, or the solicitation of any offer to buy securities, nor shall there be any offer of securities in any jurisdiction in which such offer or sale would be unlawful. The securities mentioned in this document have not been and will not be registered under the US Securities Act, and may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons, so absent registration or exemption from registration under the US Securities Act. There will be no public offer of the securities in the United States or in any other jurisdiction.

In the United Kingdom, this document is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who fall within Article 49(2)(a) to (d) of the Order, and (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors.

In member states of the European Economic Area (‘EEA’), this announcement and any offer if made subsequently is directed only at persons who are ‘Qualified Investors’ within the meaning of Article 2(1)(e) of the Directive 2003/71/EC (the ‘Prospectus Directive’) (‘Qualified Investors’) and pursuant to the relevant implementing rules and regulations adopted by each relevant member state. Any person in the EEA who acquires the bonds in any offer (an ‘Investor’) or to whom any offer of Bonds is made will be deemed to have represented and agreed that it is a ‘Qualified Investor’, (as defined above). Any investor will also be deemed to have represented and agreed that (i) any Bonds acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, or persons in the UK and other member states (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis and (ii) the Bonds have not been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by the Company or the Joint Lead Managers of a prospectus pursuant to Article 3 of the Prospectus Directive. The Company, the Joint Lead Managers and any of their respective affiliates, and others, will rely upon the truth and accuracy of the foregoing representations and agreements.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Investor Contacts:

Erik Kamerbeek

Tel: +31 88 100 8500

Mary Jo Dieckhaus

Tel: +1 212 986 2900

Media Contact:

Ian Bickerton

Tel: +31 20 6855 955

Mobile: +31 625 018 512